FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of January 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice regarding amounts of capital and capital reserves to be increased by the issuance of Takeda’s new shares in connection with the acquisition of the entire issued and to be issued share capital of Shire plc. by Takeda Pharmaceutical Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 8, 2019	By:	/s/ Mitsuhiro Okada
Mitsuhiro Okada
Head of Global Treasury & Finance Management

Better Health, Brighter Future

Takeda Information

Notice regarding amounts of capital and capital reserves to be increased by the issuance of Takeda’s new shares in connection with the acquisition of the entire issued and to be issued share capital of Shire plc. by Takeda Pharmaceutical Company Limited

Osaka, Japan, January 8, 2019 – Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) (“Takeda”) confirms that the amounts of capital and capital reserves to be increased by the issuance of Takeda’s new shares in connection with the scheme of arrangement in relation to the proposed acquisition of Shire plc by Takeda, which became effective on January 8, 2019, are as below.

The amount of stated capital to be increased :	1,565,640,873,923 JPY

The amount of capital reserves to be increased :	1,565,640,873,922 JPY

###